Exhibit 99.1

PRESS RELEASE
Monday 14 April 2025 – 06:00 a.m. CET
Regulated information

FORTESCUE AND CMB.TECH SIGN AGREEMENT FOR
AMMONIA-POWERED ORE CARRIER

ANTWERP, Belgium, 14 April 2025, 06:00 a.m. CET – CMB.TECH NV (NYSE: CMBT & Euronext: CMBT) (“CMB.TECH” or the “Company”) has signed an agreement with Fortescue to charter a new ammonia-powered vessel.  This emphasises the commitment of both companies to decarbonise the shipping industry. This 210,000-dwt ammonia-powered Newcastlemax will feature a dual fuel engine and is expected to be delivered by the end of 2026.
Fortescue and Bocimar, part of CMB.TECH, have signed an agreement for an ammonia-powered Newcastlemax featuring a dual fuel engine. The 210,000 dwt vessel is part of CMB.TECH’s series of large dry bulk carriers currently on order at Qingdao Beihai Shipyard and is expected to be delivered to Fortescue by the end of next year. It will play a vital role taking iron ore from the Pilbara to customers in China and around the world.

While Fortescue is committed to eliminating Scope 1 and 2 emissions from its Australian iron ore operations by 2030, its target of Net Zero Scope 3 emissions by 2040 reflects the challenge of eliminating emissions from the shipping of its products to customers and from steelmaking.

Fortescue has taken a global leadership position by advocating for the early adoption of zero emission fuels such as green ammonia, widely accepted as the long-term solution, and the bypassing of transitional fuels such as biofuels and LNG.

The Fortescue Green Pioneer, the world's first dual-fuel ammonia-powered vessel, has been in London since early March and will soon embark on a tour of global ports to bring attention to the need for a hastened transition to zero emissions fuels.

Fortescue Metals CEO Dino Otranto said:

“Our landmark agreement with Bocimar sends a clear signal to the market – now is the time for shipowners to invest in green ammonia-powered ships. The days of ships operating on dirty bunker fuel, which is responsible for 3 per cent of global carbon emissions, are numbered. We continue to implore shipping regulators to show the character and leadership that is necessary to ensure this happens sooner rather than later. Our agreement with Bocimar is just the beginning. Through the Fortescue Green Pioneer we have demonstrated that the technology to decarbonise shipping exists now. We will continue to work with like-minded companies like Bocimar to transition our fleet to low and zero-emissions vessels and help accelerate the widespread adoption of green ammonia as a marine fuel.”

Alexander Saverys, CEO of CMB.TECH said:
"Fortescue and Bocimar have been close partners for more than 20 years. We share the same values and are both passionate about decarbonising the maritime industry. Based on our common belief that green ammonia is the fuel of the future, we were able to conclude this important agreement on the road to zero emission shipping. This is the beginning of an exciting journey to build more ammonia-powered ships that will stimulate more green ammonia production projects. We need to decarbonise today to navigate tomorrow."

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Monday 14 April 2025 – 06:00 a.m. CET
Regulated information

Announcement first quarter 2025 results – 14 May 2025

About CMB.TECH
CMB.TECH is a diversified and future-proof maritime group. We own and operate more than 150 seagoing vessels: crude oil tankers, dry bulk vessels, container ships, chemical tankers, offshore wind vessels & workboats. We also offer hydrogen and ammonia fuel to customers, through own production or third-party producers.
The company is headquartered in Antwerp, Belgium, and has offices across Europe, Asia, United States and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol CMBT.
More information can be found at https://cmb.tech
About Fortescue

Fortescue is the technology, energy and metals group accelerating the commercial decarbonisation of industry, rapidly, profitably and globally. The metals business comprises iron ore operations in the Pilbara, Western Australia as well as a pipeline of exploration projects globally in Africa, Latin America and Australia. By 2030, they aim to have their Australian iron ore operations running on green energy, achieving Real Zero Scope 1 and 2 terrestrial emissions. Their Energy business is building a global portfolio of renewable green hydrogen and green ammonia projects and developing green technology solutions. As their business develops globally, their commitment to building thriving communities expands withthem. Delivering positive social and economic change through training, employment and business development opportunities is a key focus.
fortescue.com

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech